UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                           SEC File Number: 333-112111

                            CUSIP Number: 863 36C107

(Check one):  |_| Form 10-K  |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
              |_| Form 10-D  |_| Form N-SAR  |_| Form N-CSR

              For Period Ended:                 June 30, 2009
                                 -----------------------------------------------


              |_| Transition Report on Form 10-K

              |_| Transition Report on Form 20-F

              |_| Transition Report on Form 11-K

              |_| Transition Report on Form 10-Q

              |_| Transition Report on Form N-SAR

              For the Transition Period Ended:
                                                --------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Zhongpin Inc.
21 Changshe Road
Changge City, Henan Province
The People's Republic of China

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|_|   (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without ( unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Zhongpin Inc. (the "Company") was delayed in the filing of its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 (the "Form 10-Q") due to unanticipated delays in the receipt by the Company of the required approvals of the Company's independent auditor. The Company filed the Form 10-Q after the close of business of the Securities and Exchange Commission on August 10, 2009.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Warren Wang, Chief Financial Officer      Phone: 011 86 10-82861788
--------------------------------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  Yes |_| No |X|

     Annual Report on Form 10-K for the period ended December 31, 2008
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes |_| No |X|

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      ZHONGPIN INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 10, 2009                 By:  /s/ Warren Wang
                                           ----------------------------------
                                           Name: Warren Wang
                                           Title:  Chief Financial Officer